Blue Chip Investor Funds

June 9 , 2005

Christina Delano Office of Disclosure and Review Division of Investment Management United States Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

RE:  Blue Chip Investor Funds (the "Trust”); File Nos. 811-10571 and 333-73104

Dear Ms. Delano:

Please find below the Trust’s responses to oral comments from the staff received on May 5, 2005 on the Trust's Annual Report to Shareholders for the period ended December 31, 2004 (the "Report") ..  For your convenience, I have summarized the staff’s comments.

1.

Comment:   As indicted in the Report, p lease include proxy voting policies on the Blue Chip Investor  Horizon Fund's website and include a reference to the correct site in each case.

Response:  Although the Blue Chip Investor Funds' website did include the Trust's Proxy Voting Policies, we have updated the Blue Chip Investor Horizon Fund s webpage to include a link to the Trust's Proxy Voting Policies . Although the Blue Chip Investor Funds' website did include the Fund's Proxy Voting Policies, the policies were not labeled correctly.  This has been corrected.

2.

Comment:  Explain why proxies were not voted in the latest Form N-PX filing.

Response:  No proxies were received or voted on behalf of the Trust due to a communication error between the Trust's adviser and  the company responsible for delivering the proxy statements to the adviser ..  The a dviser has confirmed that proxies are now being received and voted by the adviser on behalf of the Trust ..

3.

Comment:  In future reports please follow Item 22.(b)(7)(ii)(A) , which states in the instructions to “ Base the line graph on the Fund’s required minimum initial investment if that amount exceeds $10,000.”

Response:  In future reports to shareholders, the Trust will base the line graph on the fund’s required minimum initial investment if that amount exceeds $10,000.

4.

Comment:  Explain the information for the period 1/1/2004 to 12/31/2004   under the heading "Ratios/Supplemental Data" in the Blue Chip Investor Horizon Fund 's Financial Highlights.

Response:  After reviewing the “ Ratios/Supplemental Data ” section with the Trust's auditors, we have determined that a mathematical error affected the before reimbursement ratio of expenses to average net assets, the before reimbursement ratio of net income to average net assets and the after reimbursement ratio of net income to average net assets.  The Fund has amended its filing on Form N-CSR/A to restate these ratios.  The restatement had no effect on the Fund’s after reimbursement ratio of expenses to average net assets, net asset value, either in total or per share, or its total increase (decrease) in net assets from operations during the period.  The correct information was included in the May 2, 2005 prospectus and delivered to all shareholders.  If the annual report is requested in the future we will send the amended information.

5.

Comment:  Why do the Financial Highlights of the Blue Chip Investor Fund show accumulated undistributed net investment income of “$1,688 and $0 respectively ?".

Response:  When the Blue Chip Investor Fund 's annual report was converted for EDGAR filing, the “$0 " and " $1,688” were inadvertently reversed.  The printed report sent to shareholders was correct.   The Fund has amended its filing on Form N-CSR/A to correct this EDGAR error.

6.

Comment:   The notes to the Blue Chip Investor Horizon Fund 's financial statements did not include the disclosure regarding “accumulated undistributed net investment income”.

Response:  Future reports will include “accumulated undistributed net investment income” where required.

7.

Comment:  In the future , please describe in Item 4 of Form N-CSR the audit related fees .  Also please describe the audit related fees in the filing.

Response:  In future reports , all non-audit fees (including audit-related fees) will be described in Item 4.  The audit related fees in the filing related to out of pocket expenses and consent fees.

8.        Other Comments:  The staff requested that the Trust provide a statement in response to the generic “Tandy” letter.

Response:  The Trust hereby acknowledges that the Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff; that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and that the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or additional comments, please call the undersigned at 619-588-9700.

Respectfully,

/s/ Jeff Provence

Jeff Provence

Treasurer, Blue Chip Investor Funds